[redacted]

09058500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/6

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51996

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade, Inc. d/b/a BrokerageSelect

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

364 West 117th Street, Suite 5A
(No. and Street)

New York	NY	10026
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian J. Green — (917) 837-2287
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/17

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iDaytrade, Inc. d/b/a BrokerageSelect, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUZANNE S. CARROLL
Notary Public - State of New York
No. 01CA6089861
Qualified in Kings County
Commission expires August 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDaytrade, Inc.

d/b/a BrokerageSelect

Financial Statements

December 31, 2008

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Table of Contents
December 31, 2008

PAGE

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
iDaytrade, Inc.

We have audited the accompanying statement of financial condition of iDaytrade, Inc. d/b/a BrokerageSelect as of December 31, 2008, and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of iDaytrade, Inc. d/b/a BrokerageSelect as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2009

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	$ 11,114
Receivables from clearing broker - including clearing deposit of $25,000	67,031
Receivable from stockholder	82,680
Receivable from client advisor	3,229
	$ 164,054
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 49,178
Payable to affiliate	426
	49,604
Stockholder's Equity	
Common stock - no par value - 200 shares authorized, 101 shares issued and outstanding	101
Additional paid-in capital	94,909
Retained earnings	19,440
	114,450
	$ 164,054

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Income
For the Year Ended December 31, 2008

Revenues	
Commissions	$ 261,347
Interest income	2,141
	263,488
Expenses	
Commissions	83,184
Clearing fees	47,798
Salary - stockholder	55,000
Payroll taxes and employees benefits	7,800
Professional fees	17,489
Licenses and permits	8,450
Office	19,566
Travel and entertainment	17,705
Other operating	14,656
State franchise taxes	175
Interest expense - clearing broker	115
	271,938
Loss Before Provision for Taxes	(8,450)
Provision for New York City Minimum Corporate Income Taxes	300
Net Loss	$ (8,750)

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock 200 Shares Authorized Shares Issued and Outstanding	Common Stock 200 Shares Authorized Amount	Additional Paid-In Capital	Accumulated (Deficit)/ Retained Earnings	Total
Balance - January 1, 2008	101	$ 101	$ 94,909	$ 28,190	$ 123,200
Net Loss	-	-	-	(8,750)	(8,750)
Balance - December 31, 2008	101	$ 101	$ 94,909	$ 19,440	$ 114,450

See notes to financial statements.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash Flows from Operating Activities	
Net loss	$ (8,750)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from clearing broker - net	17,284
Receivable from client advisor	1,441
Other asset	300
Increase (decrease) in:	
Accounts payable and accrued expenses	20,460
	30,735
Cash Flows from Investing Activities	
Advances to stockholder	(33,121)
	(33,121)
Decrease in Cash and Cash Equivalents	(2,386)
Cash and Cash Equivalents - beginning of year	13,500
Cash and Cash Equivalents - end of year	$ 11,114
Supplemental Disclosure of Cash Flows Information:	
Cash paid for:	
Interest to clearing broker	$ 115
State franchise tax and local income taxes	$ 2,925

See notes to financial statements.

1 - Organization and Business

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. It is a member of the Financial Industry Regulator Authority ("FINRA").

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "Clearing Broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds, to be cash equivalents.

b. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

c. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New York State corporate tax purposes, and as such, the stockholder is individually liable for federal and New York State income tax payments. The Company is subject to a New York City corporate income tax.

The Company has elected to defer the application of the Financial Accounting Standards Board ("FASB") Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of FASB Statement No. 109, *Accounting for Income Taxes (FASB 109)*, as permitted by FASB Staff Position FIN 48-3 (FSP FIN 48-3). FIN 48 is effective for the Company's annual financial statements for the fiscal period beginning January 1, 2009. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with FASB 109.

Although the Company is considered a pass-though entity for federal and New York State income tax purposes, FIN 48 is applicable. The FASB has deferred guidance on the application of the provisions of FIN 48 as they relate to pass–through entities. However, certain taxing jurisdictions do not recognize the Company's income tax status as a pass-through entity. The Company's accounting policy for evaluating uncertain tax positions taken or expected to be taken in income tax return filings, should they arise, is based on its assessment of tax positions that have uncertainty as to the probability of being sustained upon examination by those jurisdictions. Therefore, the Company may be subject to income tax liability-related exposures and the anticipated more likely than not settlement of those exposures, which may result in potential future tax liabilities.

Continued

d. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - Receivables and Payables to Brokers

The clearing and depository operations for the Company's and customers' securities transactions are provided by a Clearing Broker pursuant to a clearance agreement.

At December 31, 2008, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker including the required clearing deposit of $25,000 and commission revenue earned as an introducing broker for its customers.

The amount payable to the Clearing Broker at December 31, 2008 represents clearing charges and other fees.

4 - Related Party Transactions - Stockholder

At December 31, 2008, the Company has a loan receivable from the stockholder in the amount of $82,680, which is non-interest bearing and payable on demand.

The stockholder provides office space to the Company at no cost.

5 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios, as defined. At December 31, 2008, the Company had net capital, as defined, of $28,541, which was $23,541 in excess of its required net capital of $5,000 and the Company's net capital ratio was 1.74 to 1.

6 - Off-Balance-Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008 — ***Schedule I***

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 114,450
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from non-customers	85,909
Net capital	28,541
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	49,178
Payable to affiliate	426
Total aggregate indebtedness	49,604
Minimum Net Capital Requirement *- 6.67% of adjusted aggregate indebtedness*	$ 3,309
Net Capital Requirement Under SEC Rule 15c3-1 *- greater of minimum net capital requirement or $5,000*	$ 5,000
Net Capital in Excess of SEC Rule 15c3-1 Requirement	$ 23,541
Ratio of Aggregate Indebtedness to Net Capital	1.74 to 1

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2008 *Schedule II*

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2008 in accordance with Rule 15c3-3(k)(2)(ii).

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Supplementary Information - Reconciliation Under Rule 17a-5(d)(4) of the Securities and Exchange Commission

December 31, 2008 — *Schedule III*

RECONCILIATION OF COMPUTATION OF NET CAPITAL

1. Net capital, per Focus Report, Part IIA	$ 36,021
Non-allowable receivables and other current assets originally reported as allowable assets	(2,881)
Increase in payroll taxes and local taxes payable	(4,599)
Net capital, as defined, per Schedule I	$ 28,541
2. Aggregate indebtedness per Focus Report, Part IIA	$ 45,352
Increase in payroll taxes and local taxes payable	4,252
Aggregate indebtedness per Schedule I	$ 49,604

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholder of
iDaytrade, Inc. d/b/a BrokerageSelect

In planning and performing our audit of the financial statements of iDaytrade, Inc. d/b/a BrokerageSelect (the "Company"), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 26, 2009